Exhibit 99.1

ICON Shareholders Vote in Favour of All Resolutions at its Annual General Meeting

DUBLIN--(BUSINESS WIRE)--July 26, 2023--ICON plc (NASDAQ: ICLR) (“ICON”), a world-leading healthcare intelligence and clinical research organisation, today announced that all resolutions at the Annual General Meeting of the Company (AGM) held on July 25, 2023 (which resolutions had all been recommended by the Board) were all duly passed by shareholders. These resolutions were set out in the Notice of the AGM sent to shareholders dated June 12, 2023 and are available on the ICON plc website.

Forms of Proxy were received by ICON plc before the meeting, appointing proxies and giving them the following voting instructions:

RESOLUTION NUMBER	RESOLUTION	TOTAL NUMBER OF VOTES	VOTE FOR	VOTE AGAINST	VOTE WITHHELD

1.1	To re-elect Mr. Ciaran Murray	71,566,816	70,257,312	1,283,072	26,432
1.2	To re-elect Dr. Steve Cutler	71,566,816	70,903,974	632,917	29,925
1.3	To re-elect Mr. Rónán Murphy	71,566,816	69,894,181	1,641,749	30,886
1.4	To elect Dr. John Climax	71,566,816	70,821,384	718,792	26,640
1.5	To elect Mr. Eugene McCague	71,566,816	68,831,265	1,329,888	1,405,663
1.6	To elect Ms. Joan Garahy	71,566,816	70,288,846	1,254,430	23,540
1.7	To elect Ms. Julie O’Neill	71,566,816	69,926,700	1,616,658	23,458
1.8	To elect Dr. Linda Grais	71,566,816	71,142,315	400,259	24,242
2	To receive accounts and reports	71,566,816	71,313,021	37,082	216,713
3	To authorise the fixing of the auditors’ remuneration	71,566,816	65,266,861	6,274,208	25,747
4	To authorise the Company to allot shares	71,566,816	70,341,037	1,193,501	32,278
5**	To disapply pre-emption rights	71,566,816	69,227,283	2,262,331	77,202
6**	To authorise the Company to make market purchases of shares	71,566,816	70,734,103	605,870	226,843
7**	To authorise the price range at which the Company can reissue shares it holds as treasury shares	71,566,816	70,966,963	534,802	65,051

** Special Resolution. All resolutions are ordinary resolutions unless otherwise stated.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a world-leading healthcare intelligence and clinical research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,160 employees in 108 locations in 53 countries as at June 30, 2023. For further information about ICON, visit: www.iconplc.com.

Source: ICON plc

ICON/ICLR-F

Contacts

Investor Relations +1888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1888 381 7923
All at ICON.